
07025147

Limited

[…]ANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

19 June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549-0302
United States of America

Fax number: 001 202 942 9626/7

REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 18 June 2007 Mr M M Morobe was appointed as an independent non-executive director of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Dr E de la H Hertzog	Non-Executive Deputy Chairman
Mr M H Visser	Chief Executive Officer
Mr P E Beyers	
Mr W E Bührmann	
Mr G D de Jager	
Mr J W Dreyer	
Mr D M Falck	
Mr P K Harris	
Mr J Malherbe	
Mr M M Morobe	
Mrs J A Preller	
Mr D Prins	
Miss M D C D N C Ramos	
Mr F Robertson	
Mr T van Wyk	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

dw 7/12

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · PO BOX 456, CAPE TOWN 8000
TELEPHONE: 021 888 3300 · TELEFAX: 021 888 3399

19 June 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549-0302
United States of America

Fax number: 001 202 942 9626/7

REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you that effective on 18 June 2007 Mr M M Morobe was appointed as an independent non-executive director of this Company.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Dr E de la H Hertzog	Non-Executive Deputy Chairman
Mr M H Visser	Chief Executive Officer
Mr P E Beyers	
Mr W E Bührmann	
Mr G D de Jager	
Mr J W Dreyer	
Mr D M Falck	
Mr P K Harris	
Mr J Malherbe	
Mr M M Morobe	
Mrs J A Preller	
Mr D Prins	
Miss M D C D N C Ramos	
Mr F Robertson	
Mr T van Wyk	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,



M Lubbe
Company Secretary

END

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem